BENTHOS ■ ANNUAL REPORT ■ 2001



inspection
PACKAGE


BENTHOS

systems
UNDERSEA

Benthos must also have clearly defined goals. Those goals are to be the leading supplier of top quality oceanographic and package integrity products and services and to be a growing company that provides competitive returns to our shareholders as well as being an enjoyable place to work.

Over the last few months, we have instituted a series of business practice changes designed to focus on products and customers with sizable market opportunities, create a customer-focused philosophy, and realign our procedures to fit our needs and benefit those customers.

This requires increased communications, involvement with employees in both decisions and accountability, and clearly defined employee responsibilities. By introducing lean manufacturing techniques and the Kaizen manufacturing methodology, the Company will achieve a flatter organization structure and improved staff utilization with predictable outputs.

We believe our greatest opportunity for growth lies with the TapTone Package Inspection Systems Division. TapTone currently has a 3% market share of the $200+ million package inspection market—there is plenty of room to grow. We are aiming for significant growth in the sales of our TapTone products in fiscal 2002. This will be achieved through the introduction of new products into growth markets, as well as further penetration into the markets already served.

The second area we are focusing on for increased growth is our line of geophysical products. Recent research and development efforts will reach conclusion in fiscal 2002, and new technology requested by our customers will become available. Special engineering orders, which prove less profitable and require more resources, will be reduced and replaced by sales of more standardized products and systems. Profit margins, already being addressed, will be increased through lean manufacturing techniques. Also new for fiscal 2002, Benthos' Swath Bathymetry-3D side scan sonar—recently unveiled at a London oceanographic exhibition—and a multi-ping side scan product will be introduced, as well as products to further penetrate into the growing underwater vehicle market.

Our other product offerings, including hydrophones, acoustic systems, emergency locator products, telesonar modems, flotation, and remotely operated vehicles continue to be and will remain significant contributors to the Company's future success. However, Benthos now has a focus on its primary growth opportunities: the TapTone and Geophysical product lines.

conclusion

This past year has been one of transition; our current year is one of transformation. We have established a sound plan for the Company and commenced the processes of transforming Benthos into a world-class lean enterprise focused on customer needs.

We remain committed to the long-term success of Benthos, and we have a goal of continuing to build the Company, both internally and through acquisition. We have two thriving businesses on which to build our future—each of which has its own growth trajectory. We thank you for your patience while this transformation process is underway. We are already seeing the benefits of this activity, and we hope you will feel assured that we are dedicated to making decisions that should provide you, our shareholders, with the return on your investment that you deserve.

Stephen D. Fantone, Ph.D.
Chairman of the Board

Ronald L. Marsiglio
President and CEO



resulted in the appointment of your new President and CEO in May 2001. We thank Board member Gary K. Willis, who aided significantly in the executive management of the Company during the interim period, and the other members of the Board for their support. At this time, we also offer our thanks to Thurman F. (Jack) Naylor, who will be retiring from the Benthos Board this year. Jack has served on the Board since 1987. His dedication and business acumen have been of benefit to the Company over the last 15 years, and we will miss his wisdom and guidance.

Our goal during the transition period was not only to stabilize the organization but to also formulate a plan to put the Company back on track to growth and profitability.

Last summer, Benthos undertook its most comprehensive effort ever to devise a cohesive strategic plan in order to set a clear direction—not only for fiscal 2002 but also for coming years. A multi-functional team of 20 employees within the Company met during the summer, and input was gathered from every member of the organization. The results of this effort will be discussed later in this letter.

Benthos made several technological advances and introduced new products in fiscal 2001. This includes our PBI-100 Low Profile Plastic Bottle Inspection System. The PBI-100 was well received in the marketplace, and our expectations are still very optimistic for this new-to-the-world product. The Company also introduced its first completely new remotely operated vehicle (ROV) system in many years, the *Stingray*. The *Stingray* was successfully demonstrated to a number of potential users, and the first order was received just prior to the close of the fiscal year.

In the last several months of fiscal 2001, a new, leaner Benthos started to emerge. While the Company continued to experience financial shortfalls, operational trends moved into positive territory. We closed the year operating at a staffing level that was more consistent with our level of business, and our inventory levels were being reduced and better managed.

the new Benthos

With the financial support of the Commonwealth of Massachusetts, through its $240,000 grant of matching funds, the Company has now embarked on a two-year program to become a world-class, best-practices lean enterprise, based on lean manufacturing concepts. As fiscal 2002 unfolds, we are already seeing a positive impact from this initiative.

The Company has defined its core competencies, and we are concentrating on areas that provide the best opportunities for growth and profitability. Our TapTone and Geophysical product lines will lead the way. New products introduced in both of the Company's divisions during fiscal 2001, and those under development for introduction in the first half of fiscal year 2002, should increase Benthos' presence in its served markets as well as open new markets and provide a base for growth in fiscal 2002 and beyond. While the current economic environment still contains uncertainties, we believe that our strategic plan, combined with our efforts to reinvent Benthos' business practices, will result in improved corporate performance and increased shareholder value.

the strategic business plan

The core competencies of Benthos have been identified as our ability to effectively process customer-specific acoustic data for telemetry, networking, and measurement in the underwater environment, as well as the ability to create highly accurate embedded systems for the inspection of package integrity. While these competencies may not be unique, we believe that Benthos has a competitive edge over many other players in the markets we serve and must focus on that which it does best.



Benthos has started this process by taking a slice of the business and developing a demonstration of how best practices can be made to work. The TapTone business segment was chosen first, and we have already seen dramatic improvements in productivity.

Each area of the business is being addressed in sequence, applying the same techniques and lessons learned in each previous area.

We have also addressed the geophysical and ROV areas: the process of continuous improvement is well underway and will continue until all areas of the business have been improved.

This transformation to a world class lean enterprise will provide better service to our customers, generate opportunities for internal growth for existing employees, create new business opportunities, reduce our costs, allow us to become more competitive, and create value for the local economy and our entire industry.



profile

Benthos provides high technology products and integrated systems that are used for measurement, inspection, data collection and communication in remote and challenging environments.

The Company was founded in 1962 to supply oceanographic equipment to the research institutions at Woods Hole, Massachusetts and now services customers around the world in all aspects of oceanographic technology. Using acoustic technology developed for underwater applications, the Company expanded into new markets in 1971 by producing package inspection systems for food and beverage processors.

Today, the Company has two main product categories. The Undersea Systems Division provides sophisticated equipment used worldwide to observe, research, explore and carry out a myriad of tasks both in the deep sea and in shallower waters. The Package Inspection Systems Division, which markets its products under the trade name TapTone,® provides high-speed systems used to inspect package integrity for the food, pharmaceutical, dairy, beer, and beverage industries.

The Company owns patents and trademarks in both business areas.

Benthos' primary facilities are located on a Company-owned tract of land in North Falmouth, Massachusetts. A dedicated staff is engaged in administrative, marketing, engineering and manufacturing activities. The Company has a worldwide network of independent sales representatives.

FINANCIAL HIGHLIGHTS

(In Thousands, Except Share and Per Share Data)

September 30,	**2001**	2000	1999
Net Sales	$18,021	$20,553	$17,248
Net (Loss) Income	(2,292)	522	828
Diluted (Loss) Earnings Per Share	(1.66)	0.37	0.60
Working Capital	4,937	7,384	7,409
Stockholders' Equity	7,715	9,977	9,358
Book Value Per Share	5.58	7.05	6.75

TO OUR SHAREHOLDERS

In a year defined by economic downturn, a continued strong dollar, and the devastating events of September 11, Benthos was not alone in weathering a tough fiscal 2001. But at Benthos we know that a time of challenge is also a time of opportunity and a time to step back and view the larger perspective.

Fiscal 2001 was different and more difficult than most other years in the history of the Company. We would have liked to avoid the challenges we faced in a market permeated by reduced capital spending, a shrinking demand for our traditional oceanographic products, and the global economic environment which resulted in decreased revenues and a loss for the year. However, we are committed to being decisive, addressing issues as they are, and building a new Benthos. Now, more than ever, we are moving forward with a focus on our customers and areas where we can influence and control product leadership, market-share gains, and growth opportunities in emerging markets. In addition, we are creating the new Benthos lean enterprise.

the year in review

For the fiscal year ended September 30, 2001, sales were slightly over $18 million, as compared to $20.6 million in the prior year. Net loss for the year was just under $2.3 million or ($1.66) per share. This compares to net earnings of $522,000, or $0.37 per diluted share, in fiscal 2000. The results of fiscal 2001 were impacted by charges incurred in the fourth quarter that related to inventory write-offs, warranty costs on an older model hydrophone product, an accounts receivable write-off associated with a former distributor, and other one time expenses. On an after-tax basis, these charges for the quarter amounted to $931,000 or $.67 per share.

Despite these results, the year was one of significant accomplishment. But more so, 2001 was a year of introspection and transition at Benthos. In January of 2001, the former President and Chief Executive Officer resigned, and the Board and management formulated a turnaround strategy. Your Chairman of the Board stepped in to act as President and CEO on an interim basis and to head up a search committee, which

a lean enterprise

As 2002 progresses, Benthos will be value mapped, fully understood, analyzed and re-made into a lean enterprise. Training will be provided for manufacturing, administrative and engineering personnel.

Specific courses include, Lean Manufacturing, The Visual Workplace, Administrative and Manufacturing Kaizen Blitzes, The Voice of the Customer, World Class Engineering Design Practices, the Supply Chain/Purchasing and Statistical Engineering.

During the next two years, a total of over 10,000 man-hours of training, implementation and project work will be conducted.



U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-KSB

(Mark One)

☒ *Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934*
For the Fiscal Year Ended September 30, 2001

☐ Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transitional period from ____________ to ____________

Commission File No. 0-029024

BENTHOS, INC.

(Name of Small Business Issuer in Its Charter)

Massachusetts	04-2381876
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

49 Edgerton Drive, No. Falmouth, Massachusetts 02556
(Address of Principal Executive Offices) (Zip Code)

508-563-1000
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	

Securities registered under Section 12(g) of the Act:
Common Stock, $.06⅔ par value

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to item 405 of Regulation S–B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–KSB or any amendment to this Form 10–KSB ☒

The registrant had total operating revenues of $18,021,000 for its most recent fiscal year ended September 30, 2001.

The aggregate market value of the voting stock held by non–affiliates of the registrant as of December 14, 2001, based on the closing price for the stock on such date as reported on the Nasdaq SmallCap Market of $4.00 per share was $3,614,680. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

1,383,102 Shares of Common Stock, as of December 14, 2001

DOCUMENTS INCORPORATED BY REFERENCE

See Exhibit Index

Transitional Small Business Issuer Format (check one): Yes ☐ No ☒

This report contains forward-looking statements which involve certain risks and uncertainties. See Item 6, "Management's Discussion and Analysis—Forward-Looking Information" herein. Actual results and events may differ from those discussed in the forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Benthos, Inc. (the "Company") was founded in 1962 to act as a manufacturer of oceanographic products. It was incorporated as a Massachusetts corporation in 1965. Over the last 39 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Package Inspection Systems Division (formerly called the Container Inspection Systems Division).

Historically, the Company has focused its efforts on the Undersea Systems marketplace with particular emphasis placed on the military and government markets. Early in the 1990's, funding for these markets declined and the Company's sales to these markets suffered a corresponding reduction. As a result, the Company shifted its priorities to business development efforts in commercial markets. These markets include the geophysical industry, where the Company's hydrophone products are used in the search for oil and gas deposits offshore, as well as the scientific research, nuclear inspection and environmental markets. Also as a result of these efforts, added resources were applied to the Company's Package Inspection Systems Division. A series of new products was introduced and these products gained rapid acceptance into major market segments such as the beer and beverage markets. The Company plans to continue its emphasis on these markets in the future independent of any recovery in the levels of government funding for the military market.

In August, 1999, the Company acquired substantially all of the assets of Datasonics, Inc., a manufacturer of acoustic-based oceanographic products. The Datasonics product lines are complementary to the Company's traditional undersea products and are sold to many of the same customers and through substantially the same product distribution system. The Company has completed the process of integrating the business acquired from Datasonics into its current operations.

The Company's wholly-owned subsidiary, Benthos International, Inc. acts as a foreign sales corporation (FSC) for the Company's foreign sales. It has no substantial assets, liabilities or income.

Undersea Systems Division

The Company's Undersea Systems Division designs, develops, manufacturers and sells products and services used in oceanographic and underwater environments. The markets for these products include oceanographic research, oil and gas exploration and production, hydrographic survey, nuclear power generation, and underwater relocation, marking and navigation. The product range includes acoustic transponders used for location marking and navigation, acoustic release devices used for recovering instrumentation packages from the depths of the ocean, optical imaging systems (including video, 35mm and digital still cameras), hydrophones used for geophysical exploration and sound detection, remotely operated vehicles for inspection and light work tasks and glass flotation products used to house instruments and to provide buoyancy. The product lines acquired from Datasonics include side scan sonars and sub bottom profilers used for seabed imaging, acoustic modems used to transmit digital data underwater, and acoustic pingers used to locate and mark objects lost underwater such as aircraft flight data and voice recorders. The Company's undersea products are generally marketed under the trade name "Benthos." The Company may also continue to use the "Datasonics" name for certain products.

Package Inspection Systems Division

The Company's Package Inspection Systems Division designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical, dairy, beer and beverage industries. The customers for these systems include manufacturers of products packaged in bottles, cans, glass jars, plastic containers and assorted vacuum or pressurized containers with metal and plastic caps. These systems are marketed under the trade name "TapTone." TapTone systems integrate various sensor technologies with digital signal processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure or vacuum, and similar packaging defects. TapTone systems may be used on–line as continuous inspection systems that operate at production speeds or as off–line inspection systems to periodically validate package integrity.

1. Principal Products

Undersea Systems

The Company's undersea products and services are divided into nine distinct groups as follows:

a. Acoustics

The Acoustics product group includes transponders, acoustic releases and companion deck control systems, and altimeters. Transponders are used to transmit and receive acoustic signals underwater for the purposes of determining location, navigation, or sending and receiving data. These products are used for scientific research, salvage and ship positioning operations. Both expendable and recoverable products are manufactured. The transponder line includes low cost versions that transmit a limited signal selection in response to a command received, as well as more sophisticated versions that can be programmed to transmit a wide variety of functions in response to received commands. Transponders are monitored by and communicate with companion deck units which are typically located on board a ship.

Acoustic releases are used to release underwater anchored products, allowing them to float to the surface, in response to an acoustic command signal transmitted from the surface. The acoustic release product line includes both deep water (up to 12,000 meters), heavy duty, releases as well as shallow water (up to 600 meters), light duty, low cost releases. Releases may be operated with companion deck control units.

Altimeters are used to determine the distance from the seabed to an object or vehicle in the water column.

b. Hydrophones

Hydrophones are underwater sensors designed to produce an output signal in response to an acoustic pressure signal. They can be thought of as underwater microphones. The Company's hydrophone products are typically used in the offshore oil and gas exploration industry, where they listen to acoustic sound waves generated by the reflections of an acoustic signal as it bounces off of the various geological layers beneath the ocean floor. These data are used to generate information about the geological structure beneath the ocean as a means of locating promising oil and gas exploration sites. The Company's hydrophone product line is also used in military applications to listen for and detect submarines and other vessels under and on the surface of the ocean. Hydrophones may also be sold to research institutions for various applications such as listening to marine animals.

The Company's hydrophone product line includes sophisticated versions that offer high sensitivity and can operate at great depth without significant variation in response, as well as low cost hydrophones for the seismic research industry that are produced in high production volumes. The Company's hydrophone products may be used with companion amplifiers that convert the electrical signals to usable formats and they may be integrated into arrays, which are groupings of hydrophones assembled together in long tubes for the purpose of added acoustic sensitivity and for listening to acoustic signals over a long distance. The Company holds a U.S. patent on its pressure-sensitive switch which enables the hydrophones to be sold in the export market.

c. Imaging

The imaging products group consists of a line of cameras that are packaged in enclosures that allow them to operate at varying depths underwater. The Company's capabilities include still cameras (typically 35 mm), video cameras, and digital still cameras that can capture an image comprised of digital data for transmission to the surface and subsequent processing by software. The Company also sells companion underwater camera flashes and lights.

The Company's imaging products are used in research to photograph underwater wildlife and geological formations. Imaging products are also used in the commercial market to photograph underwater structures, such as oil rigs and shipwrecks, for the purposes of inspection. Imaging products are also employed in military applications to remotely inspect underwater objects such as mines. The Company is presently engaged in discussions relating to the divestiture of this product line.

d. Remotely Operated Vehicles (ROVs)

ROVs are unmanned underwater vehicles that are controlled from the surface by a skilled operator. The Company's ROV product line includes a number of specialized designs that are aimed at specific markets. These markets include the research sector, where ROVs may be used as a camera delivery system for visual documentation and inspection; the nuclear power sector, where they are used to perform inspections and light work tasks in radioactive cooling water pools; and the government sector (military, state and local municipalities) where they may be used for remote inspection and to retrieve or deliver objects. The Company's ROV products are also used for dam and hydroelectric plant inspections as well as sewer and pipeline inspections. ROV systems have also been used by the entertainment industry.

e. Glass Flotation

The Company manufactures a line of glass spheres that are used to provide buoyancy to underwater products and systems and may be used to house underwater instruments and electronics, such as transponders. Glass spheres are offered in three sizes depending on the individual requirements of buoyancy and/or housing size. The Company also customizes its glass spheres for individual customer requirements by providing various penetrations, machined surfaces and electrical connectors. The Company pressure tests all of its glass sphere products in order to insure successful operation at desired depths. Glass spheres are normally provided with companion plastic "hard hats" that allow for protection of the glass from breakage and for safe transport.

f. Acoustic Modems

Acoustic modems are used to send and receive digital data underwater using sound as the transmitting signal. The Company manufactures several different configurations of modems dependent on the specific requirements of the applications. Underwater acoustic modems utilize a sending and/or receiving transducer, suitable digital electronics for coding and decoding the acoustic signals and proprietary software algorithms to enable the modems to work in the underwater environment.

g. Locator Pingers and Transponders

Locator pingers are small acoustic transmitters designed to operate in water to produce a steady acoustic signal. Using a suitable receiver, an underwater object equipped with a locator pinger may be found by listening for the pinger's pressure-emitted signal. Locator pingers are most commonly installed on commercial and military flight data and voice recorders ("black boxes") but may also be used on other objects such as torpedoes, remotely operated vehicles and shipping containers.

Locator transponders are similar to pingers, which enable a diver to determine range, in addition to bearing, as an added feature. Customers for transponders primarily include the military and scientific communities.

h. Geophysical Systems

The geophysical systems product line has two main components:

Side scan sonar systems consist of an underwater towed body, commonly referred to as a "towfish" and an electronic control and display package. The towfish emits an acoustic signal while it is being towed and then listens for the signal's reflections which are generated by objects on the sea floor. These echoes are then manipulated electronically and by software and used to generate an image of the sea floor. Side scan sonars are commonly used to conduct underwater surveys in order to plan the routing of pipes and cables, locate shipwrecks and similar objects and determine the overall structure and nature of the ocean bottom.

Sub bottom profilers utilize a towfish or hull-mounted transducer array and topside electronic control and display devices. The towfish emits acoustic signals which penetrate the surface of the sea floor. Some of the acoustic energy is reflected back and received by the towfish. These reflected signals are processed electronically and by software and are used to generate a visual image of the structure beneath the sea floor. Sub bottom profilers are used to locate buried objects such as shipwrecks, shallow mineral deposits and to aid in hydrographic surveys by providing information about the seabed structure.

i. Contract Research and Engineering Services

The Company periodically performs research under contract and custom engineering design for both commercial and government agencies. Generally these contract research and development activities support the Company's primary product development efforts and are used to offset a portion of the costs associated with advanced research and development.

Package Inspection Systems

The Company's package inspection systems are used to inspect bottles, cans and similar packages for a variety of defects. The TapTone product line includes the following:

a. TapTone 100

The TapTone 100 system is a low cost universal inspection system that uses a proximity sensor to measure the deflection of the metal lid on a container. These data are used to determine if the container meets preset quality acceptance criteria based upon lid deflection and its correlation with the pressure or vacuum inside the container. TapTone 100 systems are normally used to inspect steel and aluminum cans. TapTone 100 systems are on–line, high speed inspection systems designed to test 100% of the containers on a production line, rejecting containers that are determined to be defective. TapTone 100 systems are self contained inspection systems and may be fitted with a variety of optional sensors for additional inspections such as label presence, cocked cap and missing cap.

b. PBI-100

The PBI-100 utilizes a side transport conveyor to apply a uniform force to a container. During transport, the container is monitored by one or more sensors. The sensor's output is analyzed using algorithms developed by the Company to determine if the package has a detectable defect. The PBI-100 is used to test package integrity on products such as household and industrial chemicals, pharmaceuticals packaged in flexible packages, personal health care products and food and beverages packaged in flexible packages.

c. Ray TRAK

Ray TRAK is an X-ray based container inspection system used to determine if containers are filled to the correct level. The inspection system illuminates the container with an X-ray beam as it passes through the Ray TRAK. A detector measures the X-ray radiation that passes through the container and correlates that signal to the level of material in the container. The system can be configured to detect underfills, overfills, or both. Containers such as steel cans, aluminum beverage cans, bottles and jars are used with Ray TRAK.

d. TapTone-500

The TapTone-500 is a universal inspection controller that replaces earlier products such as the TapTone II and the Turbo Tracker. The TapTone-500 offers several improvements over earlier products and is designed to accept a wide variety of inspection sensors as inputs. During the fiscal year, the Company completed versions of the TapTone-500 that accept acoustic sensor inputs and x-ray fill level sensor inputs.

2. Distribution and Marketing Methods

The Undersea Systems Division and the Package Inspection Systems Division market their products through an international network of independent sales representatives and distributors. The Package Inspection Systems Division also utilizes direct salespersons for certain territories in the United States. Sales representatives and distributors are located in North America, South America, Europe, the Far East, Africa and Australia. Domestic and international customers may also order the Company's products directly from its headquarters in Massachusetts. Both divisions of the Company participate in a number of trade shows and exhibitions around the world. The Company also maintains an internal staff of trained sales and marketing personnel with experience and expertise in the markets served by the Company.

3. New Products

During fiscal year 2001 the Company introduced several new products. These are:

- The PBI-100 (Plastic Bottle Inspection) low profile system is designed for leak detection and package integrity verification for packages with compressible body walls of less than three inches. This low profile system is an addition to the PBI-100 product line of the Package Inspection Systems Division.
- The I-MUX 200 (Intelligent Multiplexer) was introduced to complement existing Benthos geophysical survey products. It provides an Ethernet output and allows interfacing to any standard computer running data acquisition software. This new product is an addition to the geophysical systems product line of the Undersea Systems Division.
- The split version 867A acoustic release and low cost deck unit products were introduced—both in response to customer requests and in an effort to better meet their operational requirements. These new products are additions to the Acoustics products group of the Undersea Systems Division.
- The Stingray ROV was introduced and, because of its control system and modular reconfigurable design, represents a major advancement in ROV technology and will provide a solid technology base for future Benthos ROV systems.

4. Competition

Undersea Systems Division

The Company competes with a variety of companies in various product markets. The Company's policy is to compete based upon technical superiority and quality and to differentiate itself through strong post-sale support. The Company also has a policy of pursuing patent protection for its products when possible. The Company also competes by providing customers with well trained field service and application engineering support.

In some markets, such as glass flotation and geophysical hydrophones, the Company is one of the larger participants in the market. In other markets, such as ROV systems, the Company is a minor participant and competes with larger, well established companies that have significantly more resources than the Company.

A partial listing of competitors for the various markets in which the Company competes appears below:

Product Market	Competitor(s)
Hydrophones	Sensor Technology Limited; Teledyne Browing Engineering; Input/ Output, Inc.
Glass Flotation	Jena Glass Works Division of Schott Glass Technologies, Inc.; McLane Research laborators, Inc.
ROV Systems	Hydrovision Ltd.; SeaEye Marine Ltd.; Deep Ocean, Engineering, Inc.
Acoustics	InterOcean Systems, Inc.; Edgetech, Inc.; Sonardyne International Ltd.
Imaging Systems	Kongsberg Simrad, Inc.
Side Scan Sonars	GeoAcoustics Ltd.; Klein Associates, Inc.; Edgetech, Inc.
Locator Pingers	Dukane Corporation
Acoustic Modems	LinkQuest, Inc.; Orca Instrumentation

Package Inspection Systems Division

The Package Inspection Systems Division competes with a number of domestic and international competitors. At least two of these companies are larger than the Company and offer a broader range of products. All of these competitors offer some products that compete with certain models offered by the Company. One German competitor competes with the Company in the bottled beer leak detection market with products substantially similar to those produced by the Company.

5. Sources and Availability of Raw Materials

The products of both divisions generally utilize mechanical and electrical components that are readily available from a wide variety of domestic and foreign vendors. In certain cases, the Company produces components internally, utilizing its labor force and machine shop capability. Some components are specially designed for specific products and are purchased from a single vendor. A ceramic component that is used in the geophysical hydrophone product is purchased from a single vendor, CTS Wireless Components, Inc., although the Company believes that there are other vendors that possess the capability to provide a replacement component. The Company's glass flotation products are also purchased from a single vendor, Holophane Corp., although similar products could be obtained from other vendors. The Company has not experienced any problems with the supply of its raw materials and it believes that its sources of supply are adequate for its present and future requirements.

6. Dependence on Major Customers

Although the Company has a number of major customers, during fiscal 2001, no single customer represented more than 10% of the Company's total revenue.

7. Patents, Trademarks and Other Agreements

The Company possesses several patents pertaining to the design and manufacture of its products. Several names utilized by the Company are also trademarked. It is the Company's policy to seek patent protection on products and designs that it considers important to its future. However, the Company believes that quality and technical superiority, rather than patent protection, are the most important criteria for its future success. The Company does not license any of its patents or designs to others at this time. The Company is currently a licensee under a non-exclusive license pertaining to the design of its seismic hydrophone product from The Penn State Research Foundation. The Company is also a licensee under an exclusive agreement with Sercel, Inc. for a patent pertaining to the design of the Company's GeoPoint hydrophone product.

8. Government Approvals and Contracts

There are no government approvals required for any of the products currently manufactured by the Company. Certain products of the Undersea Systems Division cannot be sold to certain countries under U.S. export controls. Also, certain hydrophone products must conform to regulations that limit the ability of the hydrophone to be utilized for military applications. The Company does not anticipate that these export restrictions will be removed in the near future.

During fiscal 2001, 14% of the sales of the Undersea Systems Division were derived from military procurement contracts, primarily contracts with the U.S. Navy.

9. Effect of Government Regulations

The Company is not aware of any government regulations or pending legislation that would adversely affect the future sales of its products.

10. Research and Development

The Company maintains an internal staff of engineers and external consultants with experience and expertise in the technologies it utilizes. The majority of research and development programs are internally funded. Research and development expenditures were $1,363,000, $1,607,000 and $1,695,000 for the fiscal years ended September 30, 1999, 2000 and 2001, respectively. In addition, the Company has an ongoing technical consulting agreement with William D. McElroy, an expert in undersea acoustics.

11. Environmental Protection Regulations

The Company believes that its compliance with current federal, state, and local environmental regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

12. Employees

As of September 30, 2001, the Company employed 107 full-time individuals, 25 of whom were engaged in research and development, 54 in manufacturing and 28 in sales, marketing and administrative positions. Of the 107 full-time employees, one is employed on a temporary basis. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

ITEM 2. DESCRIPTION OF PROPERTY

The Company owns its corporate offices in North Falmouth, Massachusetts, which consist of 35,000 square feet of office and light industrial manufacturing space in two single-story, industrial buildings on a 34-acre rural setting. The Undersea Systems Division and the Package Inspection Systems Division are housed in separate facilities, each with its own dedicated engineering, manufacturing, testing and sales administration staff. All facilities have been recently modernized and are in good condition.

ITEM 3. LEGAL PROCEEDINGS

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders, whether through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded over-the-counter and is listed on the Nasdaq SmallCap Market under the symbol BTHS.

The following table sets forth the high and low bid information for the Company's Common Stock for the periods shown. Said quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low
December 31, 1999	9.50	7.50
March 31, 2000	9.44	7.50
June 30, 2000	8.38	7.00
September 30, 2000	8.88	7.06
December 31, 2000	7.97	6.50
March 31, 2001	6.50	5.56
June 30, 2001	5.70	4.65
September 30, 2001	5.09	3.51

As of December 14, 2001, there were approximately 284 holders of record of the Company's Common Stock.

The Company has never declared dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

The Company did not issue any equity securities during the fiscal year ended September 30, 2001 that were not registered under the Securities Act of 1933, other than the issuance of 4,046 shares of Common Stock to the Benthos, Inc. Employee Stock Ownership Plan.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company was founded in 1962 to act as a manufacturer of oceanographic products. Over the last 39 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Package Inspection Systems Division. The Package Inspection Systems Division was formed in 1971 using aspects of acoustic technology (originally developed for oceanographic products) and applied to the testing of cans, bottles and other containers for the purpose of finding leaks and other package defects.

On August 19, 1999, the Company acquired substantially all of the assets of Datasonics, Inc., a manufacturer of underwater acoustic products, including side scan sonar systems, acoustic relocation devices, high-speed underwater acoustic modems and data telemetry systems. The sales and income from the acquired business are included in the Company's results of operations for the last six weeks of fiscal 1999 and for the full years of fiscal 2000 and 2001. The businesses were completely integrated during fiscal 2000.

Results of Operations

The following table presents, for the periods indicated, certain consolidated statements of operations data. The Company has reclassified certain prior year information to conform with the current year's presentation.

	Year Ended September 30,		
	2001	2000	1999
	(In Thousands)		
Net sales	$18,021	$20,553	$17,248
Cost of sales	12,837	12,080	9,801
Gross profit	5,184	8,473	7,447
Selling, general and administrative expenses	5,916	5,289	4,347
Research and development expenses	1,695	1,607	1,363
Amortization of goodwill and other acquired intangibles	507	507	38
In-process research and development	—	—	750
(Loss) income from operations	(2,934)	1,070	949
Interest income	28	78	176
Interest expense	(368)	(402)	(49)
(Loss) income before (benefit) provision for income taxes	(3,274)	746	1,076
(Benefit) provision for income taxes	(982)	224	248
Net (loss) income	$ (2,292)	$ 522	$ 828

The following table presents, for the periods indicated, the percentage relationship of consolidated statements of income items to net sales.

	Year Ended September 30,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.2	58.8	56.8
Gross profit	28.8	41.2	43.2
Selling, general and administrative expenses	32.9	25.7	25.2
Research and development expenses	9.4	7.8	7.9
Amortization of goodwill and other acquired intangibles	2.8	2.5	.2
In-process research and development	—	—	4.4
(Loss) income from operations	(16.3)	5.2	5.5
Interest income	.1	.4	1.0
Interest expense	(2.0)	(2.0)	(0.3)
(Loss) income before (benefit) provision for income taxes	(18.2)	3.6	6.2
(Benefit) provision for income taxes	(5.5)	1.1	1.4
Net (loss) income	(12.7)%	2.5%	4.8%

Years ended September 30, 2001 and 2000

Sales. Total Sales decreased 12.3% to $18,021,000 for fiscal year 2001 as compared to $20,553,000 for fiscal year 2000. Sales by the Package Inspection Systems Division decreased by 6.9% to $4,957,000 for fiscal year 2001 as compared to $5,327,000 for fiscal year 2000. This decrease was attributable to the timing of orders. Sales of the Undersea Systems Division decreased by 14.2% to

$13,064,000 for fiscal year 2001 as compared to $15,226,000 for fiscal year 2000. This decrease resulted primarily from softness in the markets served by the Company's Undersea Systems Division, timing of a large project order and transition of the sales effort related to the locator product line from a distributor to a direct sales force at mid year. The decreases in sales extended to almost all product areas, with the exception of the acoustic and glass flotation product lines.

Gross Profit. Gross Profit decreased by 38.8% to $5,184,000 for fiscal year 2001 as compared to $8,473,000 for fiscal year 2000. As a percentage of sales, gross profit for fiscal year 2001 was 28.8% as compared to 41.2% for fiscal year 2000. The decrease in the gross profit percentage is a result of unabsorbed overhead resulting from a lower sales volume, warranty costs related to an older model geophysical hydrophone, and provisions related to excess inventory.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased 11.9% to $5,916,000 for fiscal year 2001 as compared to $5,289,000 for fiscal year 2000. The increase in these expenses was a result of increased commissions expense, write-offs and legal expenses related to an accounts receivable balance from a former distributor, expenses related to the resignation of the former CEO, such as search fees for a successor and severance costs, offset by the removal of duplicate expenses relating to the integration of Datasonics, Inc. in fiscal year 2000. As a percentage of sales, selling, general and administrative expenses increased to 32.9% for fiscal year 2001 and compared to 25.7% for fiscal year 2000.

Research and Development Expenses. Research and development expenses increased 5.5% to $1,695,000 for fiscal year 2001 as compared to $1,607,000 for fiscal year 2000. As a percentage of sales, research and development expenses were 9.4% for fiscal year 2001 as compared to 7.8% for fiscal year 2000. Although the total amount of research and development dollars increased in fiscal 2001, consistent with the Company's plans, the percentage of sales represented by those expenses increased largely as a result of decreased sales volume.

Amortization of Goodwill and Other Acquired Intangibles. Amortization of goodwill and other acquired intangibles was $507,000 for fiscal years 2001 and 2000. The amortization of goodwill and other acquired intangibles relates to the Datasonics acquisition in 1999. In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement supersedes Accounting Principles Board Opinion No. 17 (APB No. 17), Intangible Assets, and applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill as well as certain other intangible assets determined to have an indefinite life, will no longer be amortized; instead these assets will be reviewed for impairment on a periodic basis. Early adoption of this statement is permitted for companies with fiscal years beginning after March 15, 2001 and whose first interim period financial statements have not been issued. Pursuant to this statement, the Company elected early adoption effective October 1, 2001. The goodwill and acquired assembled workforce associated with past acquisitions is no longer subject to amortization over its estimated useful life. Such intangible assets will be subject to an annual assessment for impairment by applying a fair-value based test. The Company is currently assessing these assets for impairment, and has not yet determined whether, or the extent to which, there will be any effect on the Company's financial position.

Interest Income. Interest income decreased to $28,000 for fiscal year 2001 as compared to $78,000 for fiscal year 2000. The decrease resulted from lower invested cash balances.

Interest Expense. Interest expense was $368,000 for fiscal year 2001 as compared to $402,000 for fiscal year 2000. The decrease is a result of lower interest rates in fiscal year 2001 as compared to fiscal year 2000 and is partially offset by borrowings on the line of credit in fiscal year 2001.

(Benefit) Provision for Income Taxes. The benefit for income taxes was $982,000 for fiscal year 2001 as compared to a provision of $224,000 for fiscal year 2000. The effective tax rate for fiscal years 2001 and 2000 was 30.0%. The rate used is lower than the statutory rate due primarily to benefits from the Company's foreign sales corporation and other state tax credits.

Years Ended September 30, 2000 and 1999

Sales. Total Sales increased 19.1% to $20,553,000 for fiscal year 2000 as compared to $17,248,000 for fiscal year 1999. Sales of the Undersea Systems Division increased by 25.1% to $15,226,000 for fiscal year 2000 as compared to $12,174,000 for fiscal year 1999. This increase resulted primarily from the inclusion of a full year of sales of the Datasonics product lines in fiscal year 2000 as compared to approximately six weeks' sales of these products in fiscal year 1999. This represented approximately $ 8,133,000 of sales in fiscal year 2000 as compared to $511,000 of sales in fiscal year 1999. This increase was partially offset by decreases in sales of the Company's traditional Undersea Systems Division products, which include the geophysical hydrophone (used for offshore oil exploration) and remotely operated vehicle (ROV) product lines. Sales by the Package Inspection Systems Division increased by 5.0% to $5,327,000 for fiscal year 2000 as compared to $5,074,000 for fiscal year 1999. The increase was attributable to new products.

Gross Profit. Gross Profit increased by 13.8% to $8,473,000 for fiscal year 2000 as compared to $7,447,000 for fiscal year 1999. As a percentage of sales, gross profit for fiscal year 2000 was 41.2% as compared to 43.2% for fiscal year 1999. The decrease in the gross profit percentage is a result of an increased shift in product mix towards Undersea Systems Division products which have lower margins than Package Inspection Systems Division products.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased 21.6% to $5,289,000 for fiscal year 2000 as compared to $4,347,000 for fiscal year 1999. The increase in these expenses was a result of increases in overall Company expenses, selling expenses, and commission expenses relating to both increased sales volume and product mix and inclusion of a full year of operations of the product lines acquired from Datasonics in August 1999. As a percentage of sales, selling, general and administrative expenses increased to 25.7% for fiscal year 2000 and compared to 25.2% for fiscal year 1999.

Research and Development Expenses. Research and development expenses increased 17.9% to $1,607,000 for fiscal year 2000 as compared to $1,363,000 for fiscal year 1999. As a percentage of sales, research and development expenses were 7.8% for fiscal year 2000 as compared to 7.9% for fiscal year 1999. Although the total amount of research and development expenses increased in fiscal 2000, consistent with the Company's plans and with the inclusion of a full year of the product lines acquired from Datasonics in August 1999, the percentage of sales represented by those expenses decreased slightly as a result of increased sales volume.

Amortization of Goodwill and Other Acquired Intangibles. Amortization of goodwill and other acquired intangibles increased to $507,000 for fiscal year 2000 as compared to $38,000 for fiscal year 1999. As a percentage of sales, amortization of goodwill and other acquired intangibles was 2.5% for fiscal year 2000 as compared to 0.2% for fiscal year 1999. The increase in dollars and percentage of sales relates to inclusion in fiscal year 2000 of a full year of amortization of goodwill and other acquired intangibles related to the Datasonics acquisition, compared to approximately six weeks of amortization in fiscal year 1999.

In-Process Research and Development. In fiscal year 1999, the Company recorded a charge of $750,000 for in-process research and development for projects that did not have future alternative uses in connection with the Datasonics acquisition, recorded under the purchase method of accounting. As of

September 30, 2000, the Company had either completed development or decided to discontinue its development efforts related to the six research and development programs acquired from Datasonics in 1999. There were no acquisitions in fiscal year 2000 and no amounts were charged to in-process research and development in fiscal year 2000.

Interest Income. Interest income decreased to $78,000 for fiscal year 2000 as compared to $176,000 for fiscal year 1999. This decrease resulted from lower invested cash balances.

Interest Expense. Interest expense was $402,000 for fiscal year 2000 as compared to $49,000 for fiscal year 1999. The increase was a result of a full year of interest in fiscal year 2000 on the $5.5 million term loan made in August 1999 in connection with the Datasonics acquisition, as compared to six weeks of interest on that loan in fiscal year 1999.

Provision For Income Taxes. The provision for income taxes decreased to $224,000 for fiscal year 2000 as compared to $248,000 for fiscal year 1999. The effective tax rate for fiscal year 2000 was 30.0% as compared to 23.0% in fiscal year 1999. The rate used in fiscal year 2000 is lower than the statutory rate due to benefits from the Company's foreign sales corporation and other state tax credits.

Liquidity and Capital Resources

The Company's cash and cash equivalents decreased $1,428,000 from September 30, 2000 to September 30, 2001. Cash of $646,000 was used in operating activities, primarily the result of the net loss incurred during of fiscal year 2001 offset by depreciation and amortization and changes in operational assets and liabilities. The Company also used $526,000 and $256,000 of cash in its investing and financing activities, respectively. Investing activities represents primarily the purchase of capital equipment and financing activities represents the payment of the installment payments on the term note offset by borrowings under the line of credit.

The Company has filed for a $662,000 income tax refund as a result of a carryback of the tax loss in fiscal 2001. In addition, the Company is exploring various alternatives to realize the value of portions of its land which are excess to its business operations.

The Company has a credit facility with a bank. This facility, as amended, provides for loans under two notes: a $5,500,000 variable rate term note and a $800,000 variable rate secured line of credit. The term note is payable in 84 consecutive equal monthly installments of principal with interest at prime (6.0% at September 30, 2001) plus 2.0%. The term note matures in August 2006. The line of credit expires on January 31, 2003. Advances under the line of credit are payable as follows: monthly payments of interest only and unpaid principal and accrued and unpaid interest at maturity. The interest rate under the line of credit is prime (6.0% at September 30, 2001) plus 2.0%. The amount available under the variable rate line of credit is $800,000 until March 31, 2002, at which time, the amount available will reduce to $600,000. There were $500,000 in advances outstanding under the line of credit as of September 30, 2001. The credit facility is secured by substantially all of the assets of the Company and requires the Company to meet certain covenants, including debt service coverage. On December 12, 2001, the interest rate on both these notes was changed so that the minimum interest rate will not be less than 7.0%.

During the year ended September 30, 2001, the Company did not satisfy all of the financial covenants under its line of credit and term loan agreement with its bank. The Company has obtained a waiver of these defaults and the financial covenants have been reset based upon the Company's projections for the year ending September 30, 2002.

Management believes that its projections for fiscal 2002 are attainable and that current cash balances, cash flow from operations and income tax refunds and availability from its line of credit will be sufficient to fund the Company's cash requirements for the foreseeable future. If the Company does not meet its revised loan covenants, it may need to seek alternative financing. In such event, there can be no guarantee that the Company will be able to obtain alternative financing on commercially acceptable terms.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations. SFAS No. 141 addresses changes in the financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. Effective July 1, 2001, all business combinations should be accounted for using only the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently evaluating the ultimate impact of this statement on its results of operations and financial position until such time as its provisions are applied.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Under this statement it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the ultimate impact of this statement on its results of operations and financial position until such time as its provisions are applied.

Prospects for the Future

The Company will continue to pursue opportunities for growth. These include investments in product development, acquisition of compatible product lines and companies, licensing arrangements and geographical market development.

Undersea Systems Division

During 1999, the Company acquired the assets of Datasonics. This added several product lines and allowed the Company to participate in new undersea markets. In the future, the Company intends to invest in further development of these product lines and markets. For example, the Company is currently funding development of new products that will extend its capabilities in the undersea survey market.

The Company serves several segments of the undersea market, including oceanographic research, oil and gas exploration and production, hydrographic survey, nuclear power generation, and underwater location, marking and navigation. These market segments experience periodic expansion and, occasionally, contraction, as a result of economic cycles, market fluctuation in oil prices, changes in government funding, etc.

Package Inspection Systems Division

The Package Inspection Systems Division serves the food, pharmaceutical, dairy, beer and beverage markets. There are common trends in these markets that are favorable to the future growth of the Package Inspection Systems Division. These include a focus on quality control, the need to improve process yield and efficiency, and an increased awareness of product liability exposure.

The Company has maintained a steady investment in new product development. As a result, the Company has introduced new products that expand the capabilities of its existing inspection systems and open up new markets. The Company intends to continue this strategy of product line expansion and extension and development of new package inspection market segments.

The Company is not aware of any technology trends or changes in competitive environment that would adversely affect the sales of its products within the industry segments that it serves.

Profit Margins

Overall

Overall profit margins on the Company's products are influenced by the relative mix of sales between the Undersea Systems Division and the Package Inspection Systems Division. For the fiscal year ended September 30, 2001, sales of the Undersea Systems Division decreased to 72% of total Company sales as compared to 74% for the prior fiscal year, while sales of the Package Inspection Systems Division increased to 28% of total Company sales as compared to 26% for the prior fiscal year. The decrease in sales from fiscal year 2000 to fiscal year 2001 was 14% for the Undersea Systems Division and 7% for the Package Inspection Systems Division. This resulted in an overall gross profit for the Company of 28.8% for the fiscal year ended September 30, 2001 as compared to 41.2% for the fiscal year ended September 30, 2000.

Undersea Systems Division

Gross profit margins on Undersea Systems Division products average approximately 22.1% for fiscal year 2001. Gross margins on this segment of the business can vary depending on the relative mix of products shipped in any time period, the effects of manufacturing overhead cost absorption and the timing of large single project shipments. The Company expects that the relative mix of products will remain approximately stable and does not expect the average gross profit margin to be adversely affected. It is possible that the startup costs associated with new products could affect gross margins temporarily. However, the Company is not aware of other market trends, cost changes or competitive pressures that would adversely affect gross profit margins within its existing product lines.

Package Inspection Systems Division

Gross profit margins on Package Inspection Systems Division products average approximately 46.4% for fiscal year 2001. The Company expects that the sales mix of different products will not significantly change and will not adversely affect overall divisional gross margins in the future. It is possible that increased competition will result in an overall reduction of selling prices and associated profit margins. The Company is not aware of any technological trends or marketplace trends which would adversely affect gross margins on these product lines

Forward-Looking Information.

The statements made in this report and in oral statements which may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts are forward-looking statements within the meaning of the Private

Securities Litigation Reform Act, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such information includes information relating to the Company which is based upon the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this report, words such as "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company's management, identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain inherent risks, uncertainties and assumptions relating to the operations and results of operations of the Company, the timing of large project orders, competitive factors, shifts in customer demand, government spending, economic cycles, availability of financing as well as the factors described in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 7. FINANCIAL STATEMENTS

The information required by this item is incorporated by reference to the Financial Statements set forth on pages F-1 through F-17 hereof.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

The information contained in Part III of the Company's report on Form 10-KSB has been intentionally omitted from this Annual Report to Stockholders. More current information is contained in the Company's proxy statement for the Special Meeting in Lieu of the Annual Meeting of Stockholders mailed to stockholders of the Company with this Annual Report to Stockholders.

ITEM 13. *Exhibits And Reports on Form 8-K*

(a) The financial statements set forth in the Index to Consolidated Financial Statements contained on page F-1 hereof are filed herewith as part of this report.

(b) The exhibits set forth in the Exhibit Index on the page immediately preceding the exhibits are filed herewith as part of this report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENTHOS, INC.

By /s/ RONALD L. MARSIGLIO
Ronald L. Marsiglio,
President

Date: December 22, 2001

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ RONALD L. MARSIGLIO Ronald L. Marsiglio	President, Chief Executive Officer and Director	December 22, 2001
/s/ FRANCIS E. DUNNE, JR. Francis E. Dunne, Jr.	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	December 22, 2001
/s/ STEPHEN D. FANTONE Stephen D. Fantone	Chairman of the Board of Directors	December 22, 2001
/s/ SAMUEL O. RAYMOND Samuel O. Raymond	Director	December 27, 2001
/s/ A. THEODORE MOLLEGEN, JR. A. Theodore Mollegen, Jr.	Director	December 26, 2001
/s/ THURMAN F. NAYLOR Thurman F. Naylor	Director	December 22, 2001
/s/ GARY K. WILLIS Gary K. Willis	Director	December 22, 2001
/s/ ARTHUR L. FATUM Arthur L. Fatum	Director	December 22, 2001

INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Benthos, Inc.:

We have audited the accompanying consolidated balance sheets of Benthos, Inc. (a Massachusetts corporation) and subsidiary as of September 30, 2001 and 2000 and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of Benthos, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benthos, Inc. and subsidiary as of September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Boston, Massachusetts
December 12, 2001

BENTHOS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(In Thousands, except share and per share data)

	September 30, 2001	September 30, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 46	$ 1,474
Accounts receivable, less reserves of $465 and $220 at September 30, 2001 and 2000, respectively	2,723	3,448
Inventories	5,101	4,974
Prepaid expenses and other current assets	713	159
Deferred tax asset	1,650	1,354
Total current assets	10,233	11,409
Property, Plant and Equipment, at cost:		
Land	127	127
Buildings and improvements	2,252	2,248
Equipment and fixtures	3,802	3,698
Demonstration equipment	909	1,157
	7,090	7,230
Less—Accumulated depreciation	5,280	5,270
	1,810	1,960
Other Assets, net	4,045	4,496
	$16,088	$17,865
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities:		
Current maturities of long-term debt	$ 786	$ 786
Line of credit	500	—
Accounts payable	1,520	1,160
Accrued expenses	2,329	1,729
Customer deposits	161	350
Total current liabilities	5,296	4,025
Long-term Debt, net of current maturities	3,077	3,863
Commitments and Contingencies (Note 9)		
Stockholders' Investment:		
Common stock, $0.06⅔ par value— Authorized—7,500,000 shares Issued—1,652,831 shares at September 30, 2001 and 2000	110	110
Capital in excess of par value	1,569	1,569
Retained earnings	6,667	8,959
Treasury stock, at cost	(631)	(661)
Total stockholders' investment	7,715	9,977
	$16,088	$17,865

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, except share and per share data)

	Year Ended September 30,		
	2001	2000	1999
Net Sales	$ 18,021	$ 20,553	$ 17,248
Cost of Sales	12,837	12,080	9,801
Gross profit	5,184	8,473	7,447
Selling, General and Administrative Expenses	5,916	5,289	4,347
Research and Development Expenses	1,695	1,607	1,363
Amortization of Goodwill and Other Acquired Intangibles	507	507	38
In-Process Research and Development	—	—	750
(Loss) income from operations	(2,934)	1,070	949
Interest Income	28	78	176
Interest Expense	(368)	(402)	(49)
(Loss) income before (benefit) provision for income taxes	(3,274)	746	1,076
(Benefit) Provision for Income Taxes	(982)	224	248
Net (loss) income	$ (2,292)	$ 522	$ 828
Basic (Loss) Earnings per Share	$ (1.66)	$ 0.38	$ 0.61
Diluted (Loss) Earnings per Share	$ (1.66)	$ 0.37	$ 0.60
Weighted Average Number of Shares Outstanding	1,381,745	1,376,158	1,355,291
Weighted Average Number of Shares Outstanding, assuming dilution	1,381,745	1,415,356	1,386,796

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

(In Thousands, except share and per share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock, at cost		Total Stockholders' Investment
	Number of Shares	$0.06⅔ Par Value			Number of Shares	Amount	
Balance, September 30, 1998	1,634,831	$109	$1,502	$ 7,609	291,125	$(777)	$8,443
Sale of treasury stock	—	—	—	—	(8,592)	42	42
Exercise of stock options	14,250	1	44	—	—	—	45
Net income	—	—	—	828	—	—	828
Balance, September 30, 1999	1,649,081	110	1,546	8,437	282,533	(735)	9,358
Sale of treasury stock	—	—	—	—	(8,738)	74	74
Exercise of stock options	3,750	—	23	—	—	—	23
Net income	—	—	—	522	—	—	522
Balance, September 30, 2000	1,652,831	110	1,569	8,959	273,795	(661)	9,977
Sale of treasury stock	—	—	—	—	(4,046)	30	30
Net loss	—	—	—	(2,292)	—	—	(2,292)
Balance, September 30, 2001	1,652,831	$110	$1,569	$ 6,667	269,749	$(631)	$7,715

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended September 30, 2001	2000	1999
Cash Flows from Operating Activities:			
Net (loss) income	$(2,292)	$ 522	$ 828
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Write-off of acquired in-process research and development	—	—	750
Depreciation and amortization	1,127	937	512
Deferred income taxes	(296)	(55)	(648)
Changes in assets and liabilities (net of effect from acquisition of Datasonics, Inc.)—			
Accounts receivable	725	(1,016)	355
Inventories	(127)	(180)	(919)
Prepaid expenses and other current assets	(554)	575	(75)
Accounts payable and accrued expenses	960	(714)	631
Customer deposits	(189)	(41)	154
Net cash (used in) provided by operating activities	(646)	28	1,588
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(445)	(589)	(181)
(Increase) decrease in other assets	(81)	(93)	221
Net cash paid in connection with the Datasonics, Inc. acquisition	—	(113)	(6,729)
Net cash used in investing activities	(526)	(795)	(6,689)
Cash Flows from Financing Activities:			
Payments of long-term debt	(786)	(786)	(65)
Line of credit	500	—	—
Sale of treasury stock	30	74	42
Exercise of stock options, net of tax benefit	—	23	45
Borrowings of long-term debt	—	—	5,500
Net cash (used in) provided by financing activities	(256)	(689)	5,522
Net (Decrease) Increase in Cash and Cash Equivalents	(1,428)	(1,456)	421
Cash and Cash Equivalents, beginning of year	1,474	2,930	2,509
Cash and Cash Equivalents, end of year	$ 46	$ 1,474	$ 2,930
Supplemental Disclosure of Cash Flow Information:			
Interest paid during the year	$ 375	$ 403	$ 35
Income taxes (refunded) paid during the year, net of refunds	$ (49)	$ 218	$ 376
Supplemental Disclosure of Cash Flows Related to Acquisition:			
In connection with the acquisition of Datasonics, Inc. (see Note 2), the following transactions occurred:			
Fair value of assets acquired	$ —	$ 113	$ 7,749
Liabilities assumed	—	—	(1,020)
Cash paid, including $675 for direct costs of acquisition	$ —	$ 113	$ 6,729

The accompanying notes are an integral part of these consolidated financial statements.

(In Thousands, except share and per share data)

(1) Operations and Significant Accounting Policies

Benthos, Inc. (the Company) designs, manufactures, sells and services oceanographic products and systems for underwater exploration, oil and gas development and production, research and defense, as well as electronic inspection equipment for the automated assessment of the seal integrity of consumer food, beverage, pharmaceutical and chemical packages. The Company's customers are located throughout the world.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying notes to the consolidated financial statements.

During the year ended September 30, 2001, the Company experienced a decrease in sales and incurred a loss from operations. As a result, the Company did not satisfy all of the financial covenants under its line of credit and term loan agreement with its bank. The Company has obtained a waiver of these defaults and the covenants have been reset based upon the Company's projections for the year ended September 30, 2002. Management believes that its projections for fiscal 2002 are attainable and that current cash balances, cash flow from operations and availability from its line of credit will be sufficient to fund the Company's cash requirements for the foreseeable future. If the Company does not meet its revised covenants, it may need to seek alternative financing. In such event, there can be no guarantee that the Company will be able to obtain financing on commercially acceptable terms.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Benthos International, Inc., a foreign sales corporation. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Work–in–process and finished goods inventories include materials, labor and overhead. Inventories consist of the following at September 30, 2001 and 2000:

	2001	2000
Raw materials	$ 375	$ 423
Work-in-process	4,704	4,538
Finished goods	22	13
	$5,101	$4,974

(In Thousands, except share and per share data)

(e) Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification	Estimated Useful Life
Buildings and improvements	15–33 years
Equipment and fixtures	5 years
Demonstration equipment	3 years

(f) Long-Lived Assets

The Company assesses the realizability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* Under SFAS No. 121, the Company is required to assess the valuation of its long-lived assets, including intangible assets, based on the estimated cash flows to be generated by such assets. Based on its most recent analysis, the Company believes that no material impairment of its long-lived assets exists as of September 30, 2001.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* Under this statement it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the ultimate impact of this statement on its results of operations and financial position until such time as its provisions are applied.

(g) Intangible Assets

Intangible assets, resulting from Datasonics, Inc. (Datasonics) acquisition (see Note 2), are included in other assets and are amortized on a straight-line basis based on their estimated lives, as follows:

	Estimated Life	September 30, 2001	September 30, 2000
Developed technology	6 years	$1,430	$1,430
Assembled workforce	6 years	200	200
Goodwill	13 years	3,011	3,011
		4,641	4,641
Less—Accumulated amortization		1,052	545
		$3,589	$4,096

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement supersedes APB Opinion No. 17, *Intangible Assets,* and applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill, as well as certain other intangible assets determined to have an indefinite life, will

(In Thousands, except share and per share data)

no longer be amortized; instead these assets will be reviewed for impairment on a periodic basis. Early adoption of this statement is permitted for entities with fiscal years beginning after March 15, 2001 and whose first interim period financial statements have not been issued. Pursuant to this statement, the Company elected early adoption effective October 1, 2001. The goodwill and acquired assembled workforce associated with past acquisitions are no longer subject to amortization over their estimated useful lives. Such intangible assets will be subject to an annual assessment for impairment by applying a fair-value based test. The Company is currently assessing these assets for impairment and has not yet determined whether, or the extent to which, there will be any effect on the Company's financial position.

(h) Revenue Recognition and Warranty Costs

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable. The Company provides for estimated warranty costs at the time of shipment. Amounts received from customers for future delivery are shown as customer deposits in the accompanying consolidated balance sheets.

(i) Concentration of Credit Risk

SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk,* requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated financial institutions. In 2001 and 2000, there were no customers who accounted for more than 10% of net sales. In 1999, two customers accounted for 14% and 12% of net sales, respectively. As of September 30, 2001, no customers accounted for 10% of accounts receivable. As of September 30, 2000, one customer accounted for 12% of accounts receivable.

The changes in the accounts receivable reserve are as follows:

For the year ended September 30,	Balance, Beginning of Period	Charged to Costs and Expenses	Acquired Reserve(1)	Deductions	Balance, End of Period
1999	$175	$8	$45	$8	$220
2000	220	—	—	—	220
2001	220	389	—	144	465

(1) Represents reserve acquired as part of the Datasonics acquisition (see Note 2).

(j) Reclassifications

The Company has reclassified certain prior-year information to conform with the current year's presentation.

(k) Financial Instruments

The estimated fair value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and debt, approximate their carrying value.

(In Thousands, except share and per share data)

(l) New Accounting Standards

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 addresses changes in the financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, *Business Combinations*, and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises*. Effective July 1, 2001, all business combinations should be accounted for using only the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently evaluating the ultimate impact of this statement on its results of operations and financial position.

(m) Comprehensive (Loss) Income

Comprehensive (loss) income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive (loss) income is the same as net (loss) income for all periods presented.

(n) Stock-Based Compensation

The Company accounts for its stock-based compensation plans under APB Opinion No. 25, *Accounting for Stock Issued to Employees, and* FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25.* Interpretation No. 44 clarifies the application of APB Opinion No. 25 in certain situations, as defined. SFAS No. 123, *Accounting for Stock-Based Compensation,* establishes a fair value method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires disclosures of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted, as well as certain other information (see Note 7).

(2) *Acquisition Of Datasonics, Inc.*

In August 1999, the Company acquired substantially all of the assets of Datasonics, Inc. (Datasonics). This acquisition was accounted for as a purchase in accordance with APB Opinion No. 16, *Business Combinations.* To fund the purchase, the Company entered into a $5.5 million note payable with a bank (see Note 5). The aggregate purchase price of approximately $6,845 (which consisted of a $6,170 of cash, paid in two installments, and $675 of direct acquisition costs) was allocated based on the fair value of the tangible and intangible assets acquired, as follows:

Cash	$ 3
Current assets	2,289
Property and equipment	182
Acquired intangibles (Note 1(g))	4,641
Purchased incomplete (in-process) research and development	750
Assumed liabilities	(1,020)
	$ 6,845

(In Thousands, except share and per share data)

In connection with the purchase price allocation, the Company obtained an independent appraisal of the intangible assets acquired. Acquired intangibles include acquired technology, goodwill and an assembled workforce. These intangibles are being amortized over their estimated useful lives of six to 13 years. The portion of the purchase price allocated to the purchased incomplete (in-process) research and development projects that had not yet reached technological feasibility and did not have a future alternative use, totaling $750, was charged to expense as of the acquisition date. The amount allocated to the purchased incomplete research and development projects represents the estimated fair value related to these projects determined by an independent appraisal. Proven valuation procedures and techniques were used in determining the fair market value of each intangible asset. To bring these projects to technological feasibility, high-risk developmental and testing issues needed to be resolved, which required substantial additional effort and testing (see Note 1(l)).

The Company made an initial cash outlay of $6,729 during fiscal year 1999 related to the estimated purchase price as of September 30, 1999. During fiscal year 2000, the Company revised these estimates to actuals, resulting in an addition of $113 to the purchase price.

Unaudited pro forma operating results for the Company, assuming the acquisition of Datasonics occurred as of the beginning of the year presented, are as follows:

	Year Ended September 30, 1999(1),(2)
Pro forma total revenues	$24,717
Pro forma net income	$ 897
Pro forma net income per share—	
Basic	$ 0.66
Diluted	$ 0.65

(1) For the purposes of these pro forma operating results, the charge for in-process research and development was excluded so that the operating results presented included only recurring costs.

(2) Fiscal 1999 represents the results of the Company for the year ended September 30, 1999 combined with Datasonics results from October 1, 1998 through the date of the acquisition.

(3) Accrued Expenses

Accrued expenses consist of the following at September 30, 2001 and 2000:

	2001	2000
Accrued salary and related expenses	$ 535	$ 595
Accrued warranty	815	302
Accrued taxes	506	517
Other accrued expenses	473	315
	$2,329	$1,729

(4) Line of Credit

As of September 30, 2001, the Company has an $800 secured line of credit with a bank expiring on January 31, 2002. There was $500 outstanding under this line of credit at September 30, 2001. Borrowings under this agreement are payable on demand and bear interest at the *Wall Street Journal's* reported prime rate (6.00% at September 30, 2001) plus 1.50%. The Company is required to maintain

(In Thousands, except share and per share data)

certain covenants, including debt service coverage. The Company was not in compliance with all covenants at September 30, 2001 and received a waiver from the bank with respect to that noncompliance. As of December 12, 2001, the bank extended the secured line of credit through January 31, 2003. Effective December 12, 2001, the line will bear interest at the *Wall Street Journal's* reported prime rate plus 2.0%, or 7%, whichever is higher. The amount allowable under the secured line of credit will become $600 after March 31, 2002.

(5) Note Payable

On August 18, 1999, the Company entered into a $5,500 note payable with a bank. The note is secured by substantially all of the assets of the Company and is due in 84 monthly installments with interest at prime (6.0% at September 30, 2001) plus 0.5%. Payments under this note end in August 2006. The Company is required to meet certain covenants, including debt service coverage. The Company was not in compliance with all covenants at September 30, 2001 and received a waiver from the bank with respect to that noncompliance. As of December 12, 2001, in connection with the renewal of the Company's line of credit, the interest rate on the note payable was increased to the *Wall Street Journal's* reported prime rate plus 2%, or 7%, whichever is higher.

(6) Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates.

The components of the provision (benefit) for income taxes for each of the three years in the period ended September 30, 2001 are as follows:

	2001	2000	1999
Federal—			
Current	$(690)	$222	$ 781
Deferred	(460)	10	(597)
Valuation allowance	405	(46)	—
	(745)	186	184
State—			
Current	4	103	115
Deferred	(241)	(65)	(51)
	(237)	38	64
	$(982)	$224	$ 248

The Company's effective tax rate differed from the statutory rate for the reasons set forth below:

	2001	2000	1999
Federal statutory rate	(34.00)%	34.00%	34.00%
State income taxes, net of federal tax benefit	(4.71)	3.37	3.90
Tax provision (benefit) of foreign sales corporation	0.31	(4.23)	(4.30)
Tax credits	(5.64)	(4.25)	(13.30)
Change in valuation allowance	12.37	(6.17)	—
Other	1.67	7.28	2.70
Effective tax rate	(30.00)%	30.00%	23.00%

(In Thousands, except share and per share data)

The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets are as follows:

	2001	2000
Acquisition related intangibles	$ 344	$ 289
Inventory reserves	618	558
Tax credits	322	80
Other nondeductible reserves and accruals	771	427
Valuation allowance	(405)	—
Net deferred tax asset	$1,650	$1,354

Under SFAS No. 109, the Company recognizes a deferred tax asset for the future benefit of its temporary differences if it concludes that it is more likely than not that the deferred tax asset will be realized. The Company has recorded a valuation allowance of $405 for certain temporary differences and tax credits, about which the Company believes there is uncertainty regarding realizability.

(7) Employee Benefit Plans

(a) Stock Option Plans

The Company has granted to certain directors nonqualified stock options to purchase shares of the Company's common stock at a price not less than the fair market value of the shares at the date of grant. The options are exercisable ratably over a three-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. At September 30, 2001, 161,250 shares of common stock were reserved for issuance upon exercise of the nonqualified stock options. At September 30, 2001, 55,000 shares were available for future grant.

The Company's 1990 and 2000 Stock Option Plans (the Employee Plans) each authorize 300,000 shares of the Company's common stock for issuance. The Employee Plans are administered by the Board of Directors (the Board) and provide for the granting of incentive stock options and nonqualified stock options. The options are exercisable ratably over a four-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. The purchase price applicable to incentive stock options granted may not be less than the fair market value of the shares at the date of grant. At September 30, 2001, 125,800 shares were available for future grant.

(In Thousands, except share and per share data)

Stock option activity is summarized as follows:

	Employee Plans		Director Options	
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding, September 30, 1998	134,813	$ 7.79	41,250	$13.18
Granted	38,750	6.25	15,000	6.44
Terminated	(7,688)	10.10	—	—
Exercised	(14,250)	3.13	—	—
Outstanding, September 30, 1999	151,625	7.71	56,250	11.38
Granted	78,500	8.14	50,000	8.35
Terminated	(30,750)	10.14	—	—
Exercised	(3,750)	6.25	—	—
Outstanding, September 30, 2000	195,625	7.61	106,250	9.96
Granted	113,400	5.08	—	—
Terminated	(77,950)	5.36	—	—
Outstanding, September 30, 2001	231,075	$ 7.13	106,250	$ 9.96
Exercisable, September 30, 2001	57,563	$ 9.97	67,917	$11.00
Exercisable, September 30, 2000	99,188	$ 6.62	36,250	$12.08
Exercisable, September 30, 1999	65,254	$ 6.63	17,500	$12.82

The range of exercise prices for options outstanding and options exercisable at September 30, 2001 for the Employee Plans is as follows:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 4.33	3,375	4.5	$4.33	3,375	$4.33
$ 5.00— 5.65	112,700	9.6	5.07	—	—
$ 6.25	17,000	7.3	6.25	8,500	6.25
$ 8.00— 8.75	66,500	8.5	8.15	16,625	8.15
$10.17—11.50	21,750	5.3	11.14	21,750	11.14
$17.54	9,750	6.1	17.54	7,313	17.54
	231,075	8.5	$7.13	57,563	$9.97

(In Thousands, except share and per share data)

The range of exercise prices for options outstanding and options exercisable at September 30, 2001 for director stock options is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 6.44	15,000	7.3	$6.44	10,000	$ 6.44
$ 8.00— 8.50	50,000	8.1	8.35	16,667	8.35
$11.50—14.25	41,250	4.8	13.18	41,250	13.18
	106,250	6.7	$9.96	67,917	$11.00

SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123 for stock-based compensation awarded in 2001, 2000 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The underlying assumptions used are as follows:

	September 30,		
	2001	2000	1999
Risk-free interest rate	5.24%	6.45%	4.80%
Expected dividend yield	—	—	—
Expected life (in years)	7	7	7
Expected volatility	48%	48%	48%

The weighted average fair value of options granted during the years ended September 30, 2001, 2000 and 1999 under these plans is $2.89, $4.84 and $3.51, respectively.

Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net (loss) income and net (loss) income per share would have been the following:

	September 30,		
	2001	2000	1999
Net (loss) income—			
As reported	$(2,292)	$ 522	$ 828
Pro forma	(2,678)	160	525
Basic (loss) earnings per share—			
As reported	$ (1.66)	$0.38	$0.61
Pro forma	(1.94)	0.12	0.39
Diluted (loss) earnings per share—			
As reported	$ (1.66)	$0.37	$0.60
Pro forma	(1.94)	0.11	0.38

(b) Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the

(In Thousands, except share and per share data)

Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the Internal Revenue Code (IRC). These contributions vest to a participant's account over five years based on completed service, as defined. The accompanying consolidated statements of operations for the years ended September 30, 2000 and 1999 include provisions for contributions to the plan of approximately $30 and $74, respectively. There was no provision for contribution for the year ended September 30, 2001.

(c) 401(k) Retirement Plan

The Company has a 401(k) retirement plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the IRC. These contributions vest to a participant's account over five years based on completed service, as defined. Additionally, each participant may elect to contribute up to 15% of his or her compensation for the plan year, but not more than $10,500 (for calendar year 2001), to the plan. The accompanying consolidated statements of operations for the years ended September 30, 2000 and 1999 include provisions for contributions to the plan of approximately $30 and $74, respectively. There was no provision for contribution for the year ended September 30, 2001.

(d) Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan for the benefit of certain management and highly compensated executive employees. Under the plan, participants may elect to defer a portion of their compensation paid by the Company for supplemental retirement benefits. The Company also established the Supplemental Executive Retirement Trust (the Trust Fund) and shall regularly transfer to the Trust Fund amounts equal to the elective deferrals made by participants under the plan. No such elective deferrals have been made by participants as of September 30, 2001.

(8) Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share were computed by dividing net income by the weighted average number of diluted common and common equivalent shares outstanding during the period. All common equivalent shares have been excluded in 2001 due to the net loss as the effect would be antidilutive. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding options.

A reconciliation of basic and diluted shares outstanding is as follows:

	2001	2000	1999
Weighted average common shares outstanding	1,381,745	1,376,158	1,355,291
Effect of dilutive securities	—	39,198	31,505
Weighted average common shares outstanding, assuming dilution	1,381,745	1,415,356	1,386,796

For the years ended September 30, 2001, 2000 and 1999, 250,450, 165,438 and 106,917 weighted average options, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been antidilutive.

(In Thousands, except share and per share data)

(9) Employment And Noncompetition Agreement

The Company has an employment and noncompetition agreement, as amended, with a director/stockholder. In connection with the employment agreement, the Company has agreed to provide a $1,500 split-dollar life insurance policy on the director/stockholder. At the director/stockholder's request, the Company may be obligated to repurchase from the director/stockholder the number of shares that are contributed to or purchased by the Company's Employee Stock Ownership Plan each year. The Company also has the right of first refusal on any future sales of common stock by the director/stockholder at fair market value. In addition, a change in the control of the Company, as defined, will result in certain payments to the director/stockholder, as outlined under the employment agreement.

Compensation expense of approximately $85, $87 and $86 related to this agreement is included in the accompanying 2001, 2000 and 1999 consolidated statements of operations, respectively.

(10) Segment Reporting

The Company has viewed its operations and manages its business as two segments, Undersea Systems and Package Inspection Systems (formerly called Container Inspection Systems), as being strategic business units that offer different products. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker, is a combination of the president, the chief financial officer and other operating officers. The Company evaluates the performance of its operating segments based on revenues from external customers, income from operations and identifiable assets.

	Year Ended September 30,		
	2001	2000	1999
Sales to unaffiliated customers:			
Undersea systems	$13,064	$15,226	$12,174
Package inspection systems	4,957	5,327	5,074
Total	$18,021	$20,553	$17,248
(Loss) income from operations:			
Undersea systems	$ (2,416)	$ 1,046	$ 742
Package inspection systems	(518)	24	207
Total	$ (2,934)	$ 1,070	$ 949
Identifiable assets:			
Undersea systems	$10,244	$11,839	$11,116
Package inspection systems	2,994	2,682	2,349
Corporate assets	2,850	3,344	5,322
Total	$16,088	$17,865	$18,787

(In Thousands, except share and per share data)

Revenues by geographic area for the years ended September 30, 2001, 2000 and 1999 were as follows:

Geographic Area	2001	2000	1999
United States	$11,923	$12,835	$ 6,257
Norway	19	402	2,195
Other	6,079	7,316	8,796
	$18,021	$20,553	$17,248

(11) Related Party Transactions

The Company paid patent license fees to an entity controlled by the Company's Chairman of the Board. The Company expensed approximately $20, for these fees in fiscal 2001, 2000 and 1999. Additionally, during the year, the Company paid the Chairman of the Board $48 for providing services as interim President and Chief Executive Officer.

BENTHOS, INC.

EXHIBIT INDEX

Exhibit	
3.1	Restated Articles of Organization(1) .
3.2	Articles of Amendment dated April 28, 1997(2)
3.3	Articles of Amendment dated April 20, 1998(5)
3.4	By-Laws(1)
3.5	By-Law Amendments adopted January 23, 1998(4)
4.1	Common Stock Certificate(1)
10.1	Employment Contract with Samuel O. Raymond(1)
10.2	Amendment to Employment Contract with Samuel O. Raymond(2)
10.3	Employment Contract with John L. Coughlin(1)
10.4	Amended and Restated Employment Agreement with John L. Coughlin(10)
10.5	Severance Agreement with John L. Coughlin(13)
10.6	Employment Agreement with Ronald L. Marsiglio dated May 21, 2001(15)
10.7	Employment Agreement with Francis E. Dunne, Jr.(11)
10.8	Employee Stock Ownership Plan(1)
10.9	First Amendment to Employee Stock Ownership Plan(2)
10.10	Second Amendment to Employee Stock Ownership Plan(8)
10.11	Third Amendment to Employee Stock Ownership Plan(8)
10.12	Fourth Amendment to Employee Stock Ownership Plan(11)
10.13	Fifth Amendment to Employee Stock Ownership Plan(11)
10.14	401(k) Retirement Plan (1993)(1)
10.15	First Amendment to 401(k) Retirement Plan(2)
10.16	Second Amendment to 401(k) Retirement Plan(2)
10.17	Third Amendment to 401(k) Retirement Plan(3)
10.18	401(k) Retirement Plan (1999)(8)
10.19	First Amendment to 1999 401(k) Retirement Plan(11)
10.20	Second Amendment to 1999 401(k) Retirement Plan(11)
10.21	Third Amendment to 1999 401(k) Retirement Plan(14)
10.22	Supplemental Executive Retirement Plan(1)
10.23	1990 Stock Option Plan(1)
10.24	Stock Option Plan for Non-Employee Directors(1)
10.25	1998 Non-Employee Directors' Stock Option Plan(4)
10.26	Benthos, Inc. 2000 Stock Incentive Plan(9)
10:27	License Agreement between the Company and The Penn State Research Foundation dated December 13, 1993(1)
10.28	Technical Consultancy Agreement between the Company and William D. McElroy dated July 12, 1994(1)

10.29	Technical Consultancy Agreement between the Company and William D. McElroy dated October 1, 1996(3)
10.30	General Release and Settlement Agreement between the Company and Lawrence W. Gray dated February 8, 1996(1)
10.31	Line of Credit Loan Agreement between the Company and Cape Cod Bank and Trust Company dated September 24, 1990, as amended(1)
10.32	Commercial Mortgage Loan Extension and Modification Agreement between the Company and Cape Cod Bank and Trust Company, dated July 6, 1994(1)
10.33	Credit Agreement between the Company and Cape Cod Bank and Trust Company dated August 18, 1999(8)
10.34	First Amendment to Credit Agreement dated March 23, 2001(14)
10.35	License Agreement between the Company and Optikos Corporation dated July 29, 1997(3)
10.36	Hydrophone License Agreement between the Company and Syntron, Inc. dated December 5, 1996(6)
10.37	Amendment Number 1 to Hydrophone License Agreement between the Company and Syntron, Inc. dated September 11, 1998(6)
10.38	Asset Purchase Agreement among Benthos, Inc., Datasonics, Inc., and William L. Dalton and David A. Porta(7)
10.39	Settlement Agreement and Mutual Release dated October 18, 2001 between the Company and RJE International, Inc.
21	Subsidiaries of the Registrant(1)
23	Consent of Independent Public Accountants

(1) Previously filed as an exhibit to Registrant's Registration Statement on Form 10-SB filed with the Commission on December 17, 1996 (File No. O-29024) and incorporated herein by this reference.
(2) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 30, 1997 (File No. O-29024) and incorporated herein by this reference.
(3) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 29, 1997 (File No. O-29024) and incorporated herein by this reference.
(4) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1997 (File No. O-29024) and incorporated herein by this reference.
(5) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(6) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(7) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed on or about August 27, 1999 (File No. 0-29024) and incorporated herein by this reference.
(8) Previously filed as an exhibit to Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 (File No. 0-29024) and incorporated herein by this reference.
(9) Previously filed as an exhibit to the Registrant's definitive proxy statement filed on Schedule 14A on or about January 18, 2000 and incorporated herein by this reference.
(10) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1999 (File No. 0-29024) and incorporated herein by this reference.
(11) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(12) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(13) Previously filed as an exhibit to Amendment No. 1 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(14) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001 (File No. 0-29024) and incorporated herein by this reference.
(15) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001 (File No. 0-29024) and incorporated herein by this reference.

corporate information

DIRECTORS, OFFICERS, AND SHAREHOLDER INFORMATION

DIRECTORS

Stephen D. Fantone, Ph.D.
Chairman
President and Chief Executive Officer
Optikos Corporation
Designer and manufacturer of optical products, instrumentation, and optical test equipment

Arthur L. Fatum
President
CNET Networks International Media
A Division of CNET Networks, Inc.
Global internet media company specializing in technology information

Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.

A. Theodore Mollegen, Jr.
President and Chief Executive Officer
Allied Resources Corporation
Technical training, engineering, and safety management services provider

Thurman F. Naylor
President
Cameras and Images International, Inc.
Dealer in photographic images and equipment

Samuel O. Raymond
Founder, Chairman Emeritus, and Director of Research
Benthos, Inc.

Gary K. Willis
Chairman (retired)
Zygo Corporation
Supplier of high precision yield improvement and metrology systems

CORPORATE OFFICERS

Ronald L. Marsiglio
President and Chief Executive Officer

Francis E. Dunne, Jr.
Vice President, Treasurer, and Chief Financial Officer

Daniel R. Conway
Vice President, Sales and Marketing
Undersea Systems Division

James R. Kearbey
Vice President, General Manager
Package Inspection Systems Division

John T. Lynch
Clerk

GENERAL COUNSEL

Davis, Malm & D'Agostine, P.C.
One Boston Place
Boston, MA 02108

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110

STOCKHOLDERS MEETING

A Special Meeting in Lieu of the Annual Meeting of Stockholders will be held at 10:00 a.m., Friday, May 3, 2002 at the Ballymeade Country Club, 125 Falmouth Woods Road, Falmouth, Massachusetts.

STOCK HIGH AND LOW BIDS

	Fiscal 2001	Fiscal 2000
1st Quarter	$ 7.97 - 6.50	$ 9.50 - 7.50
2nd Quarter	6.50 - 5.56	9.44 - 7.50
3rd Quarter	5.70 - 4.65	8.38 - 7.00
4th Quarter	5.09 - 3.51	8.88 - 7.06

TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel: (718) 921-8200

CORPORATE ADDRESS

Benthos, Inc.
49 Edgerton Drive
North Falmouth, MA 02556-2826
Tel: (508) 563-1000
Fax: (508) 563-6444
E-mail: info@benthos.com
www.benthos.com

BENTHOS

BENTHOS

BENTHOS, INC.
49 Edgerton Drive
North Falmouth, Massachusetts 02556-2826 USA